June 28, 2005	VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Office of Small Business
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0407
Washington, D.C. 20549

Re:	Q Comm International, Inc. Form 10-KSB for the year ended December 31, 2004 File No. 001-31718

Dear Mr. Spirgel:

This letter responds to the Staff’s comment letter dated June 14, 2005 regarding the above-referenced report filed by Q Comm International, Inc. (the “Company”). For ease of reference, your inquiries have been incorporated in this letter and precede our responses. If you have any questions regarding the responses to your comments, please feel free to call me directly at (801) 805-6012.

Item 6. Management’s Discussion and Analysis or Plan of Operations

Sources of Revenue, page 16

1.
We note your prior response to comment #2. Please address paragraph 9(b) of EITF 00-21 and how you determine the objective and reliable evidence of fair value for each of the deliverables. Note the fact that the contract states these amounts does not indicate fair value. Refer paragraph 16 of EITF 00-21, In addition tell us how you determined these elements have fair value on a standalone basis.

Terminals are sold separately, independent of any service bureau contracts. The pricing for the terminal sales is generally consistent whether sold to service bureau or non-service bureau customers. However, separating out each element, including installation, and maintaining detailed information for VSOE is problematic. As a result, we will recognize service bureau revenue derived from (1) terminal sales, (2) sales of proprietary software, and (3) installation services for the software, as bundled elements, ratably over the lives of the respective contracts, which are generally three years. Revenues derived from service bureau maintenance agreements and transaction fees are easily identified as separate elements with standalone fair values as determined by VSOE. These are billed monthly as earned and the associated revenue will continue to be recognized on a monthly basis.

The table below presents the approximate impact of the revenue recognition methodology change. The amounts presented below are prior to the restatement that will be made for reporting our consignment PIN inventory sales using net reporting vs. gross reporting in accordance with EITF No. 99-19.

Year ended December 31, 2004
	Per 2004 Form 10-KSB	Adjustment	Adjusted Total	Change
Revenue	40,801,000	(175,000)	40,626,000	-0.43%
Net loss	(6,547,000)	(70,000)	(6,617,000)	1.07%
Shares outstanding	4,345,016		4,345,016
Net loss per share	(1.51)		(1.52)	-0.66%

Quarter ended March 31, 2005
	Per March 31, 2005		Adjusted
	Form 10-Q	Adjustment	Total	Change
Revenue	15,303,000	(10,000)	15,293,000	-0.07%
Net loss	(1,296,000)	(2,000)	(1,298,000)	0.15%
Shares outstanding	4,978,000		4,978,000
Net loss per share	(0.26)		(0.26)	0.00

We have reviewed the parameters of SAB No. 99 in detail and based on our assessment of both quantitative and qualitative factors, we have determined that the impact of these adjustments is not material to the Company’s consolidated financial statements for the year ended December 31, 2004 and the quarter ended March 31, 2005. For future filings, however, we will disclose our revenue recognition policy accordingly and record all service bureau transactions in accordance therewith.

Critical accounting Policies and Estimates

Revenue Recognition, page 19

2.	We noted your response to prior comment 3 as requested, please amend your Form 10-KSB and 10-QSB.

We will amend our Form 10-KSB and Form 10-Q no later than August 10, 2005.

Form 10-QSB for quarterly periods ended March 31, 2005

3.
We note your response to prior comment 4 and your revision to the statement of operations. Please revise your Cost of goods line item to reflect either “Cost of goods sold (exclusive of items shown separately below)” or “cost of good sold (exclusive of depreciation shown separately below).”

We will revise the cost of goods line in the statement of operations to reflect “Cost of goods sold (exclusive of items shown separately below)” in the amended Form 10-KSB and Form 10-Q. We are no longer eligible to use small business forms and our Form 10-Q filing for the three months ended March 31, 2005 and future periodic filings will be in accordance with Regulation S-X.

Best regards,

/s/ Mark W. Robinson
Mark W. Robinson
Chief Financial Officer
Q Comm International, Inc.